NEWS RELEASE

CLIFFS NATURAL RESOURCES INC. ISSUES OPEN LETTER TO SHAREHOLDERS

Urges Shareholders to Support Value-Enhancing Changes Underway and Vote WHITE Proxy Card Today

Files Definitive Proxy Materials and Mails Letter To Shareholders

CLEVELAND – June 16, 2014 – Cliffs Natural Resources Inc. (NYSE: CLF) today announced that it has filed definitive proxy materials with the Securities and Exchange Commission ("SEC") in connection with its upcoming 2014 Annual Meeting of Shareholders to be held on July 29, 2014. Cliffs shareholders of record at the close of business on June 2, 2014, will be entitled to vote at the Annual Meeting.

Based on discussions with various shareholders, the Board of Directors currently believes that it is in the best interest of all Cliffs shareholders for the Board to nominate a slate of nine directors for its eleven-person Board. The Cliffs Board does not currently intend to nominate Susan M. Cunningham or Andrés R. Gluski for re-election as a director of Cliffs at the 2014 Annual Meeting, and does not currently intend to nominate replacement candidates. As a result, by using the WHITE proxy card and voting as recommended by the Board, we believe that at least two of Casablanca's proposed nominees will be elected to the Cliffs Board, assuming that Casablanca continues its proxy contest.

The Cliffs Board recommends shareholders use the WHITE proxy card to vote "**FOR ALL**" of the Company's nine highly qualified and experienced director nominees with expertise in leading mining, steel, basic materials, engineering and natural resources businesses: Gary B. Halverson, Barry J. Eldridge, Mark E. Gaumond, Susan M. Green, Janice K. Henry, Stephen M. Johnson, James F. Kirsch, Richard K. Riederer and Timothy W. Sullivan.

The Company issued the following letter to all shareholders:

Dear Fellow Cliffs Shareholder,

As a shareholder of Cliffs, you will face an important decision regarding the future of your investment at our 2014 Annual Meeting of Shareholders, which is scheduled to be held on July 29, 2014. As you may be aware, a hedge fund, Casablanca Capital, is seeking to elect a majority slate of six directors and to appoint a handpicked replacement CEO with virtually no relevant mining industry experience. **If elected, we believe the dissident nominees will support Casablanca's potentially value-destructive proposals, which include a break-up of your Company.**

Our Board and management team remain fully committed to acting in the best interests of all our shareholders and stand ready to engage with Casablanca. We have attempted

to maintain an open dialogue with Casablanca, and agreed to postpone the record date for our annual meeting, at Casablanca's request, during one of our previous meetings. Rather than working collaboratively with us to further the interests of all shareholders, **Casablanca remains set on a costly and disruptive proxy contest to elect a majority of the Cliffs Board and replace our CEO while only owning a 5.2% stake in the Company.**

As an investor, it is up to you to decide whether to support the continuity of the Board and the steadiness of our senior management who are implementing a plan designed to enhance value at Cliffs for all shareholders over the long-term, or the potentially value-destructive short-term agenda of a single minority shareholder, which will likely create instability and uncertainty.

BEGINNING IN JULY 2013, CLIFFS' BOARD TOOK DECISIVE ACTION TO CREATE MOMENTUM AND ENACT POSITIVE CHANGE

Long before representatives of Casablanca first made outreach to members of the Cliffs management team in late December of 2013 and before Casablanca purchased a single share of Cliffs' common stock, Cliffs' Board had taken rigorous steps to fundamentally shift the strategic, operational and financial direction of the Company. Cliffs' Board laid the foundation of the turnaround that Gary Halverson, President and Chief Executive Officer, and his team have continued to execute by updating the two most senior positions in the management team, beginning to sharpen the Company's capital allocation priorities (including placing every strategic asset under review), and initiating steps to significantly reduce SG&A and exploration costs.

UNDER NEW EXECUTIVE LEADERSHIP, CLIFFS HAS CONTINUED TO MAKE POSITIVE CHANGE AND EXECUTE A PLAN TO ENHANCE SHAREHOLDER VALUE

Building on the foundation established by the Board almost a year ago, Cliffs has continued to amass momentum through positive change, including significant actions to reduce costs and prudently allocate capital. The Company's Board and new management team, led by Gary Halverson, have taken decisive steps to steadily improve Cliffs' financial and operating performance, including through the ongoing, comprehensive review of our portfolio of assets and strategic options. Specifically, we have:

- Strengthened our balance sheet with cash flows from operations and have maintained a disciplined approach to capital spending.
- Further reduced full-year 2014 capital expenditures by an additional $100 million, lowering the total expected capital expenditures by approximately $562 million, or 65%, year over year. This is in addition to reducing capital expenditures by $266 million in 2013.
- Implemented the enterprise cost reduction initiative commenced under the Board's directive in July of 2013, resulting in SG&A cost reduction of $134 million, or 32%, year over year with further reductions in SG&A and exploration costs on track for 2014. Total SG&A and exploration spend for the year is anticipated to be $200 million, excluding any costs associated with proxy related expenses and severance.
- Refocused and strengthened our core US business, including the successful extension of three long-term, value-enhancing commercial contracts in our US iron ore business.

- Adjusted aggressively our Canadian portfolio of assets through operational actions; capital expenditure reductions; and cessation of exploration projects by:
  - Significantly reducing 2014 expansion capital expenditures at Bloom Lake Mine in Quebec and initiating a major cash cost reduction program.
  - Idling production at the Wabush Mine in the Province of Newfoundland and Labrador at the end of Q1 2014.
  - Indefinitely suspending spending on the Chromite Project in Northern Ontario and preserving future value options for the asset should a government-backed infrastructure solution emerge.

We are focused on increasing our cash flow generating capabilities over the long term, and we are committed to disciplined capital allocation to ensure that we only spend on assets that generate appropriate returns for our shareholders. In addition, we will use additional cash generated in excess of consolidated capital expenditures and dividend payments during the year to lower the Company's net debt position. Our assets require conservative financial management, which is why we use balance sheet liquidity to maintain strategic stability during periods when pricing is under pressure.

WE BELIEVE GARY HALVERSON IS THE RIGHT LEADER FOR CLIFFS AT THIS CRITICAL TIME

As part of its thorough search for a new CEO, which began in July of 2013, the Board engaged a leading independent executive search firm. The entire Board was engaged in the process and interviewed all finalist candidates. After an extensive review, the Board selected Gary Halverson as the best choice to lead Cliffs.

Gary has the insights and experience to lead the Company in this critical and volatile period and to create shareholder value, given his 30 years of experience in managing international large-scale, long-lived mining operations and understanding of the global commodities industry.

He has led business divisions similar in size and scale to Cliffs, most recently as the Interim COO of Barrick Gold Corp., the world's largest gold miner. He has extensive experience managing large annual operating budgets and capital projects, and has been successful in optimizing mines, objectively assessing troubled operations and executing projects on time and on budget.

Gary's experience includes a wide range of underground and open-pit mines from the construction and development phases through the end-of-life stage. He has successfully tackled many projects with complex operational and compliance challenges. **Your Board strongly supports Gary Halverson and does not believe that Casablanca's goal of replacing him is in the interests of Cliffs shareholders.**

WE HAVE ASSEMBLED A STRONG BOARD THAT IS WELL MATCHED TO THE OPPORTUNITIES AND CHALLENGES FACED BY CLIFFS

We have instituted a critical remake of our Board and senior management team, including the recent addition of four highly qualified directors: Timothy W. Sullivan, Mark E. Gaumond, Stephen M. Johnson and Gary B. Halverson.

Our nine director nominees, eight of whom are independent, have decades of leadership experience in mining, steel, basic materials, finance, engineering and natural resources businesses – the skills that your Board believes are required in order to understand and lead Cliffs.

Our Board continues to take an active approach in overseeing Cliffs' strategy and execution, providing guidance and, as appropriate, exacting accountability.

CASABLANCA IS NOT PROPOSING ANY NEW STRATEGIES

All of Casablanca's strategic suggestions, including its recent proposals and those it previously proposed (and withdrew or modified), are either flawed or have already been considered by our current Board and management team.

We have reviewed – and will continue to review – alternatives to enhance value for all shareholders with a focus on driving sustainable long-term value. **As described below, we believe Casablanca's proposals fail to provide a sustainable, long-term value-enhancing plan for Cliffs.** Critically, Casablanca's latest proposal offers no substantive value-adding ideas regarding our Bloom Lake Mine.

Casablanca Proposal	Cliffs' Response
Refocus on Core US Business	As part of its existing strategy, Cliffs has been focused on its core US business, which is a reliable generator of cash with limited exposure to volatile seaborne iron ore prices. Importantly, over the last 12 months, three long-term value-enhancing commercial contracts have been successfully extended.
Immediate Divestiture of Asia Pacific	Divesting Asia Pacific would eliminate one of Cliffs' strongest earnings and cash flow generating businesses during a volatile iron ore pricing environment. There are also significant credit implications that could limit Cliffs' financial flexibility and liquidity. We continue to assess ways to extend the mine life at Asia Pacific, but will only do so if any capital incurred can meet very high hurdle rates of return for shareholders. We are open to any divestiture transaction that would create more value for shareholders than owning and operating an asset.

Second-Stage Value Creation—by MLP, Sale or Otherwise	Casablanca's proposed application of the MLP as a way to monetize and distribute proceeds is infeasible. Our Board and management team have been studying and continue to study the feasibility of a potential MLP structure with its advisors. The specific characteristics of the Company's US iron ore business involve complex tax and structural components that require careful consideration before deciding to proceed. With regard to a sale, we know our industry well, and our Board is well aware of our fiduciary duties.
Address Cost Structure	Casablanca ignores that we have significantly reduced operating costs, SG&A, and exploration costs. In fact, we are on track to reduce SG&A and exploration costs by approximately 53% or $225 million since 2012. We will continue to institute further measures designed to improve the operating efficiency and profitability of our operations, consistent with our plan.
Return More Capital to Shareholders	We regularly evaluate our return of capital policy and dividend in the context of servicing our existing debt, funding our operations and selectively investing in growth initiatives throughout the commodity cycle all within the context of maintaining a strong balance sheet, sustainable liquidity and an investment-grade profile. We believe that our dividend should be increased only to the extent that it is sustainable.

WE BELIEVE CASABLANCA'S PROPOSED CEO AND SEVERAL OF ITS DIRECTOR NOMINEES LACK THE EXPERIENCE AND QUALIFICATIONS TO LEAD CLIFFS

Lourenco Goncalves, Casablanca's proposed CEO, has no meaningful experience in managing large-scale, long-lived mining assets in complex ore bodies or operating global assets in multiple geographies. **Mr. Goncalves' metals industry experience has largely been with processing and distribution businesses with low fixed cost structures, limited commodity price exposure and low capital intensity.**

His main qualification seems to be his most recent public company experience as an executive in the metals distribution industry, which is not comparable to Cliffs. Under Mr. Goncalves' leadership, shares of Metals USA underperformed nearly all of its publicly traded peers from its initial public offering in April 2010 until its sale in April 2013.

Several of Casablanca's director nominees also lack leadership experience with global mining companies or service on public company boards. For example, Casablanca is nominating Douglas Taylor, one of its executives, who has no mining experience and whose only prior experience as a director came at Sapphire Industrials Corp., which Casablanca describes as "a blank check company formed for the purpose of effecting business combinations with one or more operating businesses." Under Mr. Taylor's leadership, Sapphire Industrials Corp. was forced to liquidate and dissolve due to its failure to effect a business combination in the time frame required by its charter.

Like Casablanca itself, Mr. Goncalves and several of the other dissident nominees do not have the experience necessary to effectively lead a mining company in

today's operating environment. In fact, during March and April 2014, in an effort to bring to an end Casablanca's costly and distracting proxy contest, nine members of the Cliffs Board interviewed Mr. Goncalves regarding his strategic vision for Cliffs. Based on such interviews, the Board determined that it was not in the best interests of all our shareholders to appoint Mr. Goncalves as executive chairman of the Cliffs Board or chairman of Cliffs' Strategy Committee due to his lack of experience in managing large-scale, long-lived mining assets in complex ore bodies and operating global assets in multiple geographies. We urge you not to let them manage your Company for short-term gains at the cost of sustainable value and long-term advantage.

CASABLANCA IS THROWING IDEAS AT A WALL TO SEE IF ANYTHING "STICKS" AND HAS CHANGED ITS PLATFORM AS ITS IDEAS ARE SHOWN NOT TO BE VIABLE

Since initially launching their campaign, Casablanca has abandoned its own suggested ideas, including spinning off Bloom Lake Mine with the Asia Pacific Iron Ore business unit to create "Cliffs International"; divesting our infrastructure assets; and "doubling the dividend."

Now, most likely because the spinoff idea was so severely criticized by financial analysts and commentators, Casablanca is backtracking, claiming Asia Pacific Iron Ore business unit is "not enough to anchor an international strategy" and suggesting an immediate divestiture of Asia Pacific Iron Ore business unit to repay debt, finance remaining obligations at our Bloom Lake Mine, or return capital to shareholders. We believe Casablanca's backtracking is necessary given their ideas cannot create long-term value for all shareholders of Cliffs.

Casablanca is now suggesting a potential sale of the Company as an alternative to its original proposal. **All of this exposes what appears to be a "shoot first, ask questions later" mentality on the part of Casablanca.**

WE PROPOSED A SETTLEMENT WITH CASABLANCA; THEY REJECTED OUR EFFORTS AND INSIST ON PROCEEDING WITH A COSTLY AND DISTRACTING PROXY CONTEST TO ELECT A MAJORITY OF YOUR BOARD

Your Board and management team strive to maintain an open dialogue with all shareholders, including Casablanca. In fact, our Chairman along with our lead director has met with Casablanca in person three times in addition to a number of telephone calls and emails over the last several months.

Recently, we attempted to reach a settlement in good faith with Casablanca that we believe would be in the best interest of all our shareholders. In order to avoid the distraction and expense of a potential proxy fight, we proactively offered to permit Casablanca to appoint two new independent Directors to our Board and a third mutually agreed upon Director to be named at a later date. However, **Casablanca rejected our settlement offer and subsequently stated it would not consider any future settlement offer that did not include terms under which Lourenco Goncalves would become executive chairman.**

This is an important time at our Company and shareholders should reject Casablanca's attempt to risk Cliffs' future by introducing instability to the Company.

Our Board and management team remain fully committed to acting in the best interests of all our shareholders and stand ready to engage with Casablanca.

On behalf of the Cliffs Board and the management team, I thank you for your support as we continue to focus on creating long-term value for its shareholders and on executing our strategic vision.

Sincerely,

Cliffs' Board of Directors

J.P. Morgan and Bank of America Merrill Lynch are acting as financial advisors to the Company and Wachtell, Lipton, Rosen & Katz and Jones Day are acting as legal counsel.

About Cliffs Natural Resources Inc.

Cliffs Natural Resources Inc. is an international mining and natural resources company. The Company is a major global iron ore producer and a significant producer of high-and low-volatile metallurgical coal. Cliffs' strategy is to continually achieve greater scale and diversification in the mining industry through a focus on serving the world's largest and fastest growing steel markets. Driven by the core values of social, environmental and capital stewardship, Cliffs associates across the globe endeavor to provide all stakeholders operating and financial transparency.

The Company is organized through a global commercial group responsible for sales and delivery of Cliffs' products and a global operations group responsible for the production of the minerals the Company markets. Cliffs operates iron ore and coal mines in North America and an iron ore mining complex in Western Australia.

News releases and other information on the Company are available on the Internet at: http://www.cliffsnaturalresources.com

Follow Cliffs on Twitter at: http://twitter.com/CliffsNR.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the federal securities laws. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties relating to Cliffs' operations and business environment that are difficult to predict and may be beyond Cliffs' control. Such uncertainties and factors may cause actual results to differ materially from those expressed or implied by forward-looking statements for a variety of reasons including without limitation: trends affecting our financial condition, results of operations or future prospects, particularly the continued volatility of iron ore and coal prices; our actual levels of capital spending; uncertainty or weaknesses in global economic conditions, including downward pressure on prices, reduced market demand and any slowing of the economic growth rate in China; a currently pending proxy contest and any other actions of activist shareholders; our ability to successfully integrate acquired companies into our operations and achieve post-acquisition synergies, including without limitation, Cliffs Quebec Iron Mining Limited (formerly Consolidated Thompson Iron Mining Limited); our ability to successfully identify and consummate any strategic investments and complete planned divestitures; the outcome of any contractual disputes with our cus-

tomers, joint venture partners or significant energy, material or service providers or any other litigation or arbitration; the ability of our customers and joint venture partners to meet their obligations to us on a timely basis or at all; our ability to reach agreement with our iron ore customers regarding any modifications to sales contract provisions; the impact of price-adjustment factors on our sales contracts; changes in sales volume or mix; our actual economic iron ore and coal reserves or reductions in current mineral estimates, including whether any mineralized material qualifies as a reserve; the impact of our customers using other methods to produce steel or reducing their steel production; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; the results of prefeasibility and feasibility studies in relation to projects; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes; our ability to cost-effectively achieve planned production rates or levels; uncertainties associated with natural disasters, weather conditions, unanticipated geological conditions, supply or price of energy, equipment failures and other unexpected events; adverse changes in currency values, currency exchange rates, interest rates and tax laws; availability of capital and our ability to maintain adequate liquidity and successfully implement our financing plans; our ability to maintain appropriate relations with unions and employees and enter into or renew collective bargaining agreements on satisfactory terms; risks related to international operations; availability of capital equipment and component parts; the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; problems or uncertainties with productivity, tons mined, transportation, mine-closure obligations, environmental liabilities, employee-benefit costs and other risks of the mining industry; and other factors and risks that are set forth in the Company's most recently filed reports with the U.S. Securities and Exchange Commission (the "SEC"). The information contained herein speaks as of the date of this release and may be superseded by subsequent events. Except as may be required by applicable securities laws, we do not undertake any obligation to revise or update any forward-looking statements contained in this release.

Important Additional Information

Cliffs, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Cliffs' shareholders in connection with the matters to be considered at Cliffs' 2014 Annual Meeting. Cliffs filed a definitive proxy statement with the SEC on June 10, 2014 in connection with any such solicitation of proxies from Cliffs' shareholders. CLIFFS' SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Cliffs' directors and executive officers in Cliffs' shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Cliffs' 2014 Annual Meeting. Information can also be found in Cliffs' Annual Report on Form 10-K for the year ended Dec. 31, 2013, filed with the SEC on Feb. 14, 2014, as amended and filed with the SEC on April 30, 2014, and Cliffs' definitive proxy statement on Schedule 14A, filed with the SEC on June 10, 2014. Shareholders will be able to obtain the proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by Cliffs with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Cliffs' website at www.cliffsnr.com or by contacting James Graham, Vice President, Chief Legal Officer & Secretary at (216) 694-

5504. Shareholders may also contact D.F. King & Co., Inc., Cliffs' proxy solicitor, toll-free at (800) 487-4870 or by email at cliffs@dfking.com.

Contacts:

Investors
Jessica Moran
Director, Investor Relations
(216) 694-6532

Jordan Kovler
D.F. King & Co., Inc.
(212) 493-6990

Media
Patricia Persico
Director, Global Communications
(216) 694-5316

Joele Frank, Meaghan Repko or Andrea Rose
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449